

December 23, 2011

<u>Via Email</u>
Braden Richter
President and Chief Executive Officer
Top Gear, Inc.
4063 Glencoe Ave., Suite A
Marina Del Rey, California 90292

   Re: Top Gear, Inc.
      Form 8-K
      Filed November 15, 2011
      File No. 333-168066

Dear Mr. Richter:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Christopher F. Chase for

         Mara L. Ransom
         Assistant Director

cc: Peter D. Visalli, Esq.
    Anslow & Jaclin LLP
    Via Email